1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

July 22, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:    Master Trust (“Registrant”)

 File No. 811-22078

Dear Ms. Dubey:

This letter responds to comments that you provided to Stephen T. Cohen and Katherine E. Pino of Dechert LLP in a telephonic discussion on July 15, 2024, with respect to Amendment No. 61 filed under the Investment Company Act of 1940, as amended, on June 10, 2024, to the Registrant’s registration statement (the “Registration Statement”), relating to Prime Master Fund, a series of the Registrant (the “Fund”). We have summarized the comments of the staff of the Securities and Exchange Commission below, followed by the Registrant’s responses.

Prospectus

1.

Comment: In connection with the last sentence of the second paragraph of the letter to interestholders, please explain what kind of filings any registered feeder funds that invest in the Fund will make on EDGAR to reflect changes to the retail money market funds.

Response: UBS Select Prime Institutional Fund and UBS Select Prime Preferred Fund, each a series of UBS Series Funds and a registered feeder fund that invests in Prime Master Fund, each filed a supplement on June  10, 2024 pursuant to Rule 497. See UBS Select Prime Institutional Fund Supplement and UBS Select Prime Preferred Fund Supplement. UBS Prime Reserves Fund and UBS Prime Preferred Fund, each a series of UBS Series Funds and a registered feeder fund that invests in CNAV Master Fund, filed a combined Information Statement/Registration on Form N-14 on July 5, 2024, to reflect the proposed reorganization of the UBS Select Prime Institutional Fund and UBS Select Prime Preferred Fund with and into UBS Prime Reserves Fund and UBS Prime Preferred Fund, respectively. See the N-14 Filing.

2.

Comment: In the fourth paragraph of the letter to interestholders, please consider disclosing that Prime Master Fund’s price is floating while Prime CNAV Master Fund has a stable price per interest, consistent with the disclosure in Item 16.

Response: As noted above, there are only two registered feeder funds that invest in Prime Master Fund – UBS Select Prime Institutional Fund and UBS Select Prime Preferred Fund. The supplements filed on June 10, 2024, pursuant to Rule 497 for those two registered feeder funds, clearly disclose that the funds’ price is floating while the funds into which they will be reorganized, UBS Prime Reserves Fund and UBS Prime Preferred Fund, attempt to maintain a stable net asset value of $1 per share. As a result, the Registrant believes that no change is necessary because the shareholders of the feeder funds have received this information.

3.

Comment: In connection with the last sentence of the letter to interestholders, please supplementally explain whether a combined Information Statement/Registration Statement will be filed on Form N-14 for the shareholders of the feeder funds who are invested in Prime Master Fund regarding its merger into Prime CNAV Master Fund.

Response: As noted in the Registrant’s response to Comment 1, UBS Prime Reserves Fund and UBS Prime Preferred Fund filed a combined Information Statement/Registration on Form N-14 on July 5, 2024, to reflect the proposed reorganization of UBS Select Prime Institutional Fund and UBS Select Prime Preferred Fund with and into UBS Prime Reserves Fund and UBS Prime Preferred Fund, respectively. See the N-14 Filing.

*   *   *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:  Keith A. Weller – Vice President and Secretary of UBS Series Funds

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